[redacted]

09045886

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2009 APR 16 P 3:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 April 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of each of the following documents of our Company which we released to The Stock Exchange of Hong Kong Limited on 9 April 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records:-

(1) Notice of Special General Meeting dated 14 April 2009; and
(2) Circular to shareholders dated 14 April 2009 regarding connected transaction relating to the joint venture for the acquisition, holding and development of land in Nanjing City, Jiangsu Province, PRC.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

dlw 4/20

E:\tammyng\SA\Connected Transaction\Nanjing (acquisition of 15% from APL)\SGM Notice\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 8 May 2009 at 10:00 a.m. for the following purposes:

1. To re-elect the Retiring Director.

2. To consider, and if thought fit, passing with or without modification the following resolution as an ORDINARY RESOLUTION:

   "THAT

   (A) the Novation Deed (a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the Transactions be and are hereby confirmed, ratified and approved; and

   (B) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Novation Deed and the Transactions.

   For the purposes of this resolution, the term "Novation Deed" and "Transactions" shall have the same definition as defined in the circular to the shareholders of the Company dated 14 April 2009."

By order of the Board
Shangri-La Asia Limited
TEO Ching Leun
Company Secretary

Hong Kong, 14 April 2009

Head Office and Principal Place
of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

2. Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

3. In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

4. Shareholders are advised to read the circular to shareholders of the Company dated 14 April 2009 which contains information concerning the resolutions to be proposed at the special general meeting.

5. The ordinary resolutions set out above shall be decided by way of poll.

As at the date of this notice, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Madhu Rama Chandra Rao and Mr. Giovanni Angelini as Executive Directors; Mr. Ho Kian Guan, Madam Kuok Oon Kwong, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For indentification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司 *

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION RELATING TO THE JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN NANJING CITY, JIANGSU PROVINCE, PRC AND RE-ELECTION OF THE RETIRING DIRECTOR

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

SOMERLEY LIMITED

A letter from the Board is set out on pages 6 to 13 of this circular. A letter from the Independent Board Committee is set out on pages 14 and 15 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 16 to 27 of this circular.

Resolutions will be proposed at the Special General Meeting of Shangri-La Asia Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 8 May 2009 at 10:00 a.m. to approve the matters referred to in this circular.

The notice convening the Special General Meeting is set out on pages 36 and 37 of this circular. A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not preclude you from attending and voting at the Special General Meeting should you so wish.

* *For identification purpose only*

14 April 2009

CONTENTS

In this circular, the following expressions have the following meanings unless the context indicates otherwise:

"Affiliate(s)"	in relation to any JV Party, any subsidiary or holding company of that JV Party or subsidiary of any such holding company, in each case from time to time;
"APL"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on SGX;
"APL Group"	APL and its subsidiaries;
"associate"	has the meaning ascribed to it in the Listing Rules;
"Associated Corporations"	has the meaning ascribed to it in Part XV of the SFO;
"BIPL"	Belfin Investments Pte Ltd, a company incorporated in Singapore with limited liability and a direct wholly-owned subsidiary of APL;
"Board"	the board of Directors;
"Business Day"	any day (other than Saturdays and Sundays) on which banks are generally open for business in Hong Kong and Singapore;
"Bye-Laws"	the bye-laws of the Company;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on SGX;
"Conditions"	has the meaning given to it under the section headed "Details of the Novation Deed" in the letter from the Board contained in this circular;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;

"Deposit"	an initial deposit of RMB30 million (equivalent to HK$34,482,800 based on the then exchange rate of RMB to HK$ on 19 September 2008, being the date on which such deposit was paid) paid by the JV Parties through their respective subsidiaries in proportion to their respective proposed shareholdings in the JVCO as contemplated under the Master Joint Venture Agreement in connection with the acquisition, holding and development of the Project Site;
"Directors"	directors of the Company;
"Effective Date"	the Business Day after the date on which all the Conditions have been satisfied and the satisfaction of Conditions (a) and (c) (as applicable to each of the JV Parties) is confirmed by the notices in writing given by each of the JV Parties to the others pursuant to the Novation Deed, or such other date as the JV Parties may agree in writing;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"Independent Board Committee"	the independent committee of the Board consisting of all the Independent Non-Executive Directors;
"Independent Financial Adviser" or "Somerley"	Somerley Limited, a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Novation Deed and the Transactions;
"Independent Non-Executive Directors"	the independent non-executive Directors;
"Independent Shareholders"	Shareholders who are not required to abstain from voting in respect of the Novation Resolution at the Special General Meeting;

"JVCO"	a wholly foreign-owned enterprise to be established in Nanjing City, Jiangsu Province, PRC for the purpose of acquiring, holding and developing the Project Site;
"JV Parties"	collectively, the Company, KPL and APL;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong with limited liability, which as at the Latest Practicable Date is the controlling shareholder of each of the Company and KPL;
"KPCL"	Kerry Properties (China) Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Group"	KPL and its subsidiaries;
"KSL"	Kuok (Singapore) Limited, a company incorporated in Singapore, being the controlling shareholder of APL;
"Latest Practicable Date"	3 April 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Master Joint Venture Agreement"	the master joint venture agreement dated 23 September 2008 and entered into between the JV Parties with respect to the establishment of the JVCO for the acquisition and development of the Project Site;
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules;

"Novation Deed"	the novation deed dated 16 March 2009 and entered into between the JV Parties in respect of the transfer and novation from APL to the Company all the rights, title and interests of APL under and in the Master Joint Venture Agreement, including the part of the Deposit contributed by APL through BIPL in the sum of RMB4.5 million (equivalent to HK$5,172,420 based on the then exchange rate of RMB to HK$ on 19 September 2008, being the date on which the Deposit was paid);
"Novation Resolution"	the resolution to confirm, ratify and approve the Novation Deed and the Transactions by the Independent Shareholders at the Special General Meeting;
"PRC"	the People's Republic of China;
"Project Site"	Land no. 2008G26 located at No. 331, Zhong Yang Road, Gu Lou District, Nanjing, Jiangsu Province, PRC (中國江蘇省南京市鼓樓區中央路331號 (地塊編號: No. 2008G26)), with a gross area of 17,014.4 square metres;
"Re-election Resolution"	the resolution to re-elect the Retiring Director by all the Shareholders at the Special General Meeting;
"Retiring Director"	Mr. Madhu Rama Chandra RAO, an executive Director retiring at the Special General Meeting and, being eligible, is offering himself for re-election at the Special General Meeting in accordance with the Bye-Laws;
"RMB"	Renminbi, the lawful currency of PRC;
"SACL"	Shangri-La China Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SGX"	the Singapore Exchange Securities Trading Limited;
"Shares"	ordinary shares of HK$1.00 each in the capital of the Company;
"Shareholders"	holders of the Shares;

"Special General Meeting"	the special general meeting of the Company to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 8 May 2009 at 10:00 a.m. at which the Novation Resolution and the Re-election Resolution will be proposed, the notice of which is set out on pages 36 and 37 of this circular;
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"S$"	Singapore dollars, the lawful currency of Singapore;
"Transactions"	the entering into of the Novation Deed by the JV Parties and the transactions contemplated thereunder;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

Note: Unless otherwise specified, in this circular, amounts denominated in RMB have been converted into HK$ and US$ at the rates of RMB0.87 = HK$1.00 and RMB6.835 = US$1.00, respectively, for illustration purposes only. No representation is made that the relevant amounts have been, could have been, or could be, converted at the above rates or at any other rates or at all.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司**

website: www.ir.shangri-la.com

(Stock Code: 00069)

Executive Directors:
Mr. KUOK Khoon Ean *(Chairman)*
Mr. KUOK Khoon Loong, Edward
(President and Chief Executive Officer)
Mr. LUI Man Shing *(Deputy Chairman)*
Mr. Madhu Rama Chandra RAO
Mr. Giovanni ANGELINI

Non-Executive Directors:
Mr. HO Kian Guan
Madam KUOK Oon Kwong
Mr. Roberto V. ONGPIN
Mr. Alexander Reid HAMILTON+
Mr. Timothy David DATTELS+
Mr. WONG Kai Man, BBS, JP+
Mr. Michael Wing-Nin CHIU+
Mr. HO Kian Hock
(Alternate to Mr. HO Kian Guan)

* *For identification purpose only*
\+ *Independent Non-Executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

14 April 2009

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION RELATING TO THE JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN NANJING CITY, JIANGSU PROVINCE, PRC AND RE-ELECTION OF THE RETIRING DIRECTOR

1. INTRODUCTION

On 24 September 2008, the Board announced that the JV Parties had entered into the Master Joint Venture Agreement pursuant to which the JV Parties shall procure their respective subsidiaries, namely, SACL, KPCL and BIPL, to establish the JVCO for the acquisition,

holding and development of the Project Site. Pursuant to the Master Joint Venture Agreement, the proposed shareholdings of SACL, KPCL and BIPL in the JVCO shall be in the proportion of 40%, 45% and 15%, respectively. Based on the maximum total investment amount in the JVCO of approximately RMB1,500 million (approximately HK$1,724 million), the maximum contributions of the Group, the KPL Group and the APL Group to the JVCO were then expected to be approximately RMB600 million (approximately HK$690 million), approximately RMB675 million (approximately HK$776 million) and approximately RMB225 million (approximately HK$258 million), respectively.

On 16 March 2009, the Board announced that the JV Parties entered into the Novation Deed pursuant to which APL shall transfer and assign to the Company all of its rights, title and interests under and in the Master Joint Venture Agreement, including the part of the Deposit contributed by APL through BIPL, subject to the terms and conditions of the Novation Deed.

APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of the Company and therefore APL is a connected person of the Company. KHL is the controlling shareholder of both KPL and the Company. KPL is an associate of KHL and therefore a connected person of the Company. Accordingly, the entering into of the Transactions constitutes a connected transaction for the Company under the Listing Rules. As the accumulative maximum contribution of the Group to the JVCO is expected to be approximately RMB825 million (approximately HK$948 million) after completion of the Transactions, which exceeds 2.5% of the market capitalization of the Company, the Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

The purpose of this circular is to provide you with, *inter alia*, further information in respect of the Transactions and other information prescribed by the Listing Rules. This circular also contains a letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders in respect of the Transactions, a letter of advice containing the recommendation of the Independent Board Committee to the Independent Shareholders in relation to the Transactions and a notice of the Special General Meeting.

2. DETAILS OF THE NOVATION DEED

The principal terms of the Novation Deed are as follows:

Date:	16 March 2009
Parties:	The Company, APL and KPL

Transfer and assignment:

Subject to fulfilment of the Conditions, in consideration of the covenants contained in, and the payment from the Company to APL contemplated under, the Novation Deed:

(a) APL shall, on the Effective Date, be deemed to have transferred and assigned to the Company absolutely all of its rights, title and interests under and in the Master Joint Venture Agreement, including but not limited to the part of the Deposit contributed by APL in the sum of RMB4.5 million (equivalent to HK$5,172,420 based on the then exchange rate of RMB to HK$ on 19 September 2008, being the date on which the Deposit was paid);

(b) the Company shall, on the Effective Date, be deemed to have assumed the responsibility to perform, observe and fulfil all of the liabilities, duties and obligations of APL under the Master Joint Venture Agreement and be deemed to be bound by the terms of the Master Joint Venture Agreement as if the Company was named in the Master Joint Venture Agreement in place of APL; and

(c) KPL shall, on the Effective Date, be deemed to have consented to the transfer and assignment aforesaid such that APL shall, on the Effective Date, be deemed to be substituted and replaced by the Company under the Master Joint Venture Agreement, and each of the Company and KPL shall, on the Effective Date, be deemed to have released and discharged APL from the performance, observance and fulfilment of all of APL's payment or other obligations or duties under the Master Joint Venture Agreement.

Subject to the fulfilment of the Conditions, on the Effective Date, the Company shall pay, or shall procure the payment of, the sum of HK$5,172,420 to APL.

On the Effective Date, save as aforesaid, the Master Joint Venture Agreement shall remain in full force and effect in accordance with the terms thereof.

Prior to the transactions contemplated under the Novation Deed having taken place on the Effective Date, and, if applicable, upon and after termination of the Novation Deed (see the paragraph headed "Details of the Novation Deed – Termination" below), the Master Joint Venture Agreement shall remain in full force and effect in accordance with the terms thereof.

Conditions: The transactions mentioned in the paragraphs headed "Details of the Novation Deed – Transfer and assignment" above are conditional upon:

(a) the obtaining of the approval for the entering into of the Transactions by the Company and APL from the Independent Shareholders and the independent shareholders of APL, respectively, at their respective general meetings, where necessary;

(b) the obtaining of the approval from the Land Bureau of Nanjing (南京市國土資源局), PRC for the change of parties in respect of the land bid for the land use rights of the Project Site as contemplated under the Novation Deed; and

(c) all the necessary board approvals for the entering into of the Transactions having been obtained by the JV Parties.

Termination: If either of the Conditions has not been satisfied at or before 5:00 p.m. on 31 December 2009 or such later date as the JV Parties may agree in writing, the Novation Deed will immediately terminate and all rights and obligations of the JV Parties shall cease immediately upon termination except that termination shall not affect the then accrued rights and obligations of the JV Parties.

3. FINANCIAL EFFECTS OF THE TRANSACTIONS

Pursuant to the Master Joint Venture Agreement, the proposed shareholdings of SACL, KPCL and BIPL in the JVCO shall be in the proportion of 40%, 45% and 15%, respectively. Based on the maximum total investment amount in the JVCO of approximately RMB1,500 million (approximately HK$1,724 million), the maximum contributions of the Group, the KPL Group and the APL Group to the JVCO were then expected to be approximately RMB600 million (approximately HK$690 million), approximately RMB675 million (approximately HK$776 million) and approximately RMB225 million (approximately HK$258 million), respectively. After completion of the Transactions, the proposed shareholdings of SACL and

KPCL in the JVCO shall be in the proportion of 55% and 45%, respectively, and the maximum contributions of the Group and the KPL Group to the JVCO are expected to be approximately RMB825 million (approximately HK$948 million) and approximately RMB675 million (approximately HK$776 million), respectively.

It is currently expected that the funding required by the Company for making the maximum contribution to the JVCO will be sourced by the Company from its internal cash reserves and/or external bank borrowings. The Company is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the Group.

As the JVCO will be owned by SACL as to 55%, the JVCO, after its establishment, will be treated as a subsidiary of the Company and its results will be consolidated into the financial statements of the Company.

4. REASONS FOR ENTERING INTO THE TRANSACTIONS

It is currently contemplated that a hotel will be built on the Project Site. With the experience, standing and expertise of the Group in the hotel industry, it will be in the interests of the Group to take the lead in the development of the Project Site by acquiring a majority stake in the project.

5. INFORMATION ABOUT THE COMPANY, APL AND KPL

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

APL is listed on SGX. The APL Group is principally engaged in property development and investment and project management.

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

6. IMPLICATIONS UNDER THE LISTING RULES

APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of the Company and therefore APL is a connected person of the Company. KHL is the controlling shareholder of both KPL and the Company. KPL is an associate of KHL and therefore a connected person of the Company. Accordingly, the entering

into of the Transactions constitutes a connected transaction for the Company under the Listing Rules. As the accumulative maximum contribution of the Group to the JVCO is expected to be approximately RMB825 million (approximately HK$948 million) after completion of the Transactions, which exceeds 2.5% of the market capitalization of the Company, the Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Transactions. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions.

7. RECOMMENDATION FOR THE NOVATION RESOLUTION

Having taken into account the recommendation and advice from Somerley in relation to the Transactions (as contained in the letter from Somerley set out on pages 16 to 27 of this circular), the Independent Board Committee is of the view that the terms of the Novation Deed are fair and reasonable to the Independent Shareholders and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors (including the Independent Non-Executive Directors) consider that the terms of the Novation Deed are fair and reasonable to the Independent Shareholders and in the interests of the Company and its Shareholders as a whole.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 14 and 15 of this circular, which contains its recommendation to the Independent Shareholders, and the letter from Somerley set out on pages 16 to 27 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions.

Both the Independent Board Committee and Somerley recommend the Independent Shareholders to vote in favour of the Novation Resolution to be proposed at the Special General Meeting. Accordingly, the Directors (including the Independent Non-Executive Directors) recommend the Independent Shareholders to vote in favour of the Novation Resolution to be proposed at the Special General Meeting.

8. RE-ELECTION OF THE RETIRING DIRECTOR

Mr. Madhu Rama Chandra RAO was appointed as an executive Director with effect from 18 December 2008. In accordance with Bye-Law 102(B) of the Bye-Laws, Mr. Madhu Rama Chandra RAO will retire at the Special General Meeting and, being eligible, offer himself for re-election at the Special General Meeting.

Brief biographical and other details of the Retiring Director, which are required to be disclosed under the Listing Rules, are set out in appendix I to this circular.

Having considered the background of Mr. RAO, the Directors consider that the re-election of the Retiring Director is in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of the Re-election Resolution.

9. GENERAL

The notice convening the Special General Meeting is set out on pages 36 and 37 of this circular. At the Special General Meeting, the Novation Resolution will be proposed to confirm, ratify and approve the Novation Deed and the Transactions, and the Re-election Resolution will be proposed for re-election of the Retiring Director.

A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not prevent you from attending and voting at the Special General Meeting should you so wish.

Under the Listing Rules, any connected person of the Company with a material interest in the Transactions, and any other Shareholders and their respective associates with a material interest in the Transactions, shall abstain from voting on the Novation Resolution.

The following persons (the "Abstaining Shareholders") will abstain from voting in respect of the Novation Resolution at the Special General Meeting:

(i) KHL and its associates, which were interested in 1,412,238,871 Shares (representing approximately 48.94% of all Shares in issue) as at the Latest Practicable Date;

(ii) KSL and its associates, which were interested in 138,000,000 Shares (representing approximately 4.78% of all Shares in issue) as at the Latest Practicable Date;

(iii) Mr. KUOK Khoon Ean (a common director of the Company, KHL and KSL) and his associates, who were interested in 2,326,173 Shares (representing approximately 0.08% of all Shares in issue) as at the Latest Practicable Date;

(iv) Mr. KUOK Khoon Loong, Edward (a common director of the Company and KHL) and his associates, who were interested in 1,032,222 Shares (representing approximately 0.04% of all Shares in issue) as at the Latest Practicable Date;

(v) Mr. LUI Man Shing (a common director of the Company and KHL) and his associates, who were interested in 833,333 Shares (representing approximately 0.03% of all Shares in issue) as at the Latest Practicable Date;

(vi) Mr. Giovanni ANGELINI (a common director of the Company and KHL) and his associates, who were interested in 316,666 Shares (representing approximately 0.01% of all Shares in issue) as at the Latest Practicable Date; and

(vii) Madam KUOK Oon Kwong (a common director of the Company, KSL and APL) and her associates, who were interested in 502,289 Shares (representing approximately 0.02% of all Shares in issue) as at the Latest Practicable Date.

As far as the Company is aware, having made all reasonable enquiries, as at the Latest Practicable Date:

(i) the Abstaining Shareholders controlled or were entitled to exercise control over the voting rights in respect of their respective Shares;

(ii) (a) there were no voting trusts or other agreements or arrangements or understandings (other than an outright sale) entered into by or binding upon the Abstaining Shareholders; and (b) there were no obligations or entitlements of the Abstaining Shareholders, whereby such persons have or might have temporarily or permanently passed control over the exercise of the voting right in respect of their Shares to third parties, either generally or on a case-by-case basis; and

(iii) there were no discrepancies between the beneficial shareholding interests in the Company of the Abstaining Shareholders and the number of Shares in respect of which they would control or would be entitled to exercise control over the voting right at the Special General Meeting.

The Novation Resolution and the Re-election Resolution will be decided by way of a poll in accordance with the Listing Rules and the Bye-Laws.

The Company will publish an announcement on the results of the Special General Meeting after the conclusion of the Special General Meeting with respect to whether or not the Novation Resolution has been passed by the Independent Shareholders and the Re-election Resolution has been passed by the Shareholders.

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Independent Board Committee:
Mr. Alexander Reid HAMILTON
Mr. Timothy David DATTELS
Mr. WONG Kai Man, BBS, JP
Mr. Michael Wing-Nin CHIU

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* *For identification purpose only*

14 April 2009

To the Independent Shareholders

Dear Sir or Madam,

**CONNECTED TRANSACTION
RELATING TO THE JOINT VENTURE
FOR THE ACQUISITION, HOLDING AND DEVELOPMENT
OF LAND IN NANJING CITY, JIANGSU PROVINCE, PRC**

We refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in our opinion, the terms of the Novation Deed are fair and reasonable to the Independent Shareholders and in the interests of the Company and its Shareholders as a whole. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Transactions.

Having considered the recommendation and advice of Somerley, in our opinion, the terms of the Novation Deed are fair and reasonable to the Independent Shareholders and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the Novation Resolution, which will be proposed as an ordinary resolution at the Special General Meeting, in respect of the Transactions.

Yours faithfully,
The Independent Board Committee
of Shangri-La Asia Limited
Alexander Reid HAMILTON
Timothy David DATTELS
WONG Kai Man, BBS, JP
Michael Wing-Nin CHIU

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED
10th Floor
The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

14 April 2009

To: the Independent Board Committee and
the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION RELATING TO THE JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN NANJING CITY, JIANGSU PROVINCE, PRC

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Novation Deed and the Transactions. Details of the Novation Deed are set out in the circular to the Shareholders dated 14 April 2009 (the "Circular"), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

On 16 March 2009, the Company entered into the Novation Deed with KPL and APL pursuant to which APL shall transfer and assign all of its rights, title and interests under and in the Master Joint Venture Agreement to the Company; and KPL shall consent to the aforesaid transfer and assignment. As at the Latest Practicable Date, KHL is the controlling shareholder of the Company and is interested in 1,412,238,871 Shares, representing approximately 48.94% of the entire issued share capital of the Company. KHL is therefore considered to be a connected person of the Company under the Listing Rules. KPL, as a subsidiary of KHL, is considered to be an associate of KHL. One of APL's subsidiaries is a 25% substantial shareholder of a subsidiary of the Company. Accordingly, KPL and APL are considered to be connected persons of the Company under the Listing Rules and the Transactions constitute connected transactions for the Company and, pursuant to the Listing Rules, are subject to the approval of the Independent Shareholders.

KHL, APL and their respective associates shall abstain from voting on the Novation Resolution to approve the Novation Deed and the Transactions at the Special General Meeting, which will be taken by way of poll. As at the Latest Practicable Date, KHL and KSL (the controlling shareholder of APL) are in aggregate interested in 1,550,238,871 Shares, representing approximately 53.73% of the entire issued share capital of the Company and APL holds no Shares. The following Directors, namely Messrs. KUOK Khoon Ean, KUOK Khoon Loong, Edward, LUI Man Shing, Giovanni ANGELINI and Madam KUOK Oon Kwong, who also hold directorships in one or more of the aforesaid companies, together with their respective associates, are altogether interested in 5,010,683 Shares, representing approximately 0.17% of the entire issued share capital of the Company as at the Latest Practicable Date, and shall also abstain from voting on the Novation Resolution.

The Independent Board Committee, comprising all the Independent Non-Executive Directors, namely, Messrs. Alexander Reid HAMILTON, Timothy David DATTELS, WONG Kai Man and Michael Wing-Nin CHIU, has been established to advise the Independent Shareholders on whether the terms of the Novation Deed and the Transactions are fair and reasonable so far as the Independent Shareholders are concerned and whether the entering into of the Novation Deed is in the interests of the Company and the Shareholders as a whole. We, Somerley, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our opinion and recommendation on the Transactions, we have reviewed, among other materials, the Novation Deed and the Master Joint Venture Agreement. We have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Group and have assumed that all statements and representations made to us by the Directors and management of the Group or made or referred to in the Circular are true and accurate as at the date of the Circular and will continue to be true and accurate in all material aspects up to the time of the Special General Meeting. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or to doubt the truth or accuracy of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have not, however, conducted any independent investigation into the business and affairs of the Group or of any of the JV Parties.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken the following principal factors and reasons into consideration:

1. Background to and reasons for the Transactions

SACL, KPCL and BIPL jointly won the bid at the open bidding to acquire the land use rights of the Project Site on 23 September 2008. Following the successful bidding of the Project Site, the JV Parties have entered into the Master Joint Venture Agreement

whereby the JV Parties shall procure their respective subsidiaries to establish the JVCO for the acquisition, holding and development of the Project Site. Pursuant to the Master Joint Venture Agreement, the proposed shareholdings of SACL, KPCL and BIPL in the JVCO shall be in the proportion of 40%, 45% and 15%, respectively. The business scope of the JVCO will be real estate development, operation, sale, leasing, property management and hotel development, operation and management.

The Project Site is designated for hotel, commercial and office use and a hotel is contemplated to be built thereon. With the experience, standing and expertise of the Group in the hotel industry, the Board considers that it will be in the interests of the Group to take the lead in the development of the Project Site by acquiring a majority stake in the project. As such, the JV Parties entered into the Novation Deed on 16 March 2009, pursuant to which APL shall transfer and assign to the Company all of its rights, title, interests, liabilities, duties and obligations under and in the Master Joint Venture Agreement, including the part of the Deposit contributed by APL through BIPL, for a cash consideration of approximately HK$5.2 million. KPL shall consent to the aforesaid transfer and assignment.

After completion of the Transactions, the proposed shareholdings of SACL and KPCL in the JVCO shall be in the proportion of 55% and 45%, respectively. The Group will obtain control over the board of directors of the JVCO by nominating three directors out of a total of five board members of the JVCO.

2. Principal terms of the Novation Deed and the Master Joint Venture Agreement

(i) Novation Deed

Pursuant to the Novation Deed, APL shall, on the Effective Date, be deemed to have transferred and assigned to the Company absolutely all of its rights, title and interests under and in the Master Joint Venture Agreement, including but not limited to the part of the Deposit contributed by APL through BIPL in the sum of RMB4.5 million (equivalent to HK$5,172,420).

Subject to the fulfilment of the Conditions including the obtaining of the approval from (i) the respective independent shareholders of the Company and APL, where necessary; and (ii) the Land Bureau of Nanjing (南京市國土資源局), PRC for the change of parties in respect of the land bid for the land use rights of the Project Site, the Company shall pay, or shall procure the payment of, the sum of HK$5,172,420 to APL and be deemed to have assumed the responsibility to perform, observe and fulfil all of the liabilities, duties and obligations of APL under the Master Joint Venture Agreement and be deemed to be bound by the terms of the Master Joint Venture Agreement as if the Company was named in the Master Joint Venture Agreement in place of APL.

On the Effective Date, KPL shall also be deemed to have consented to the aforesaid transfer and assignment such that APL shall, on the Effective Date, be

deemed to be substituted and replaced by the Company under the Master Joint Venture Agreement, and each of the Company and KPL shall, on the Effective Date, be deemed to have released and discharged APL from the performance, observance and fulfilment of all of APL's payment or other obligations or duties under the Master Joint Venture Agreement.

(ii) Master Joint Venture Agreement

The Company, KPL and APL have entered into the Master Joint Venture Agreement on 23 September 2008 in relation to the establishment of the JVCO for the acquisition, holding and development of the Project Site in Nanjing City, Jiangsu Province, PRC.

(a) Registered capital, total investment and funding arrangements

The total amount of the registered capital of the JVCO will be equal to the total consideration for the acquisition of the Project Site of approximately RMB200 million (approximately HK$230 million), or such other higher amount to be agreed among SACL, KPCL and BIPL. The maximum total investment amount of the JVCO shall be approximately RMB1,500 million (approximately HK$1,724 million). Both the registered capital and the total investment amount will be contributed by the JV Parties through their respective subsidiaries to the JVCO on a pro rata basis based on their respective shareholdings in the JVCO.

In the event that the funding to the JVCO provided by banks, financial institutions or other third parties requires security or guarantee to be provided by the JV Parties and/or their Affiliates for the benefit of the JVCO; or if funding by way of shareholders' loans from the JV Parties to the JVCO is required, all financial assistance or loans provided by the JV Parties and/or their Affiliates (as the case may be) to, or for the benefit of, the JVCO, will be provided on a pro rata and several basis based on their respective equity interests in the JVCO.

(b) Profit distribution

According to the Master Joint Venture Agreement, the profits of the JVCO will be distributed to the parties to the JVCO in proportion to their respective capital contributions to the registered capital of the JVCO.

(c) Management of JVCO

The board of directors of the JVCO will consist of five directors, of which two directors will be nominated by KPCL, two directors nominated by SACL and one director nominated by BIPL.

3. Information on the Project Site and the JVCO

The Project Site is located at No. 331, Zhong Yang Road, Gu Lou District, Nanjing, Jiangsu Province, PRC (中國江蘇省南京市鼓樓區中央路331號), with a gross area of approximately 17,014.4 square metres and a land use right of 40 years for hotel, commercial and office uses.

The consideration for the acquisition of the Project Site is RMB200 million (approximately HK$230 million). An initial deposit of RMB30 million (approximately HK$34.5 million) has been paid by the then JV Parties in proportion to their then respective proposed shareholdings in the JVCO. The balance of the consideration shall be payable in accordance with the land contract.

KPL Group is expected to provide certain on-going project development, construction management and project consultancy services to the JVCO during the period of construction of the Project Site at an aggregate fee of not more than 2% of the total construction costs. It is also currently contemplated by the JV Parties that a hotel will be built on the Project Site, and it is expected that the Group will provide certain on-going hotel management services during the period of operation of such hotel. The JVCO will negotiate on an arm's length basis with the relevant parties regarding the agreements for these proposed arrangements.

Set out below is the proposed shareholding structure of the JVCO immediately before and after completion of the Transactions:

(i) Immediately before completion of the Transactions


The Company
APL
KPL
100%
100%
100%
SACL
BIPL
KPCL
40%
15%
45%
JVCO
Project Site

*(ii) **Immediately after completion of the Transactions***


The Company
KPL
100%
100%
SACL
KPCL
55%
45%
JVCO
Project Site

The table below sets out the maximum total investment amount in the JVCO for each JV Party immediately before and after completion of the Transactions:

	Maximum contributions			
	The Group	**KPL Group**	**APL Group**	**Total**
	RMB million	*RMB million*	*RMB million*	*RMB million*
Maximum total investment amount before completion of the Transactions	600 (40%)	675 (45%)	225 (15%)	1,500 (100%)
Maximum total investment amount after completion of the Transactions	825 (55%)	675 (45%)	–	1,500 (100%)

After completion of the Transactions, the proposed shareholdings of SACL and KPCL in the JVCO shall be in the proportion of 55% and 45%, respectively, and the maximum contributions of the Group and the KPL Group to the JVCO are expected to be approximately RMB825 million (approximately HK$948 million) and approximately RMB675 million (approximately HK$776 million), respectively. The increase in the maximum contribution of the Group to the JVCO is in proportion to the Group's proposed increase in the shareholdings of the JVCO.

It is expected that the funding required by the Company for making the maximum contribution to the JVCO will be sourced by the Company from its internal cash reserves and/or external bank borrowings.

According to the current plan, it is expected that the construction work on the Project Site will commence by early 2010 and be completed in the second half of 2012.

The board of directors of the JVCO will consist of five directors. After completion of the Transactions, SACL will be entitled to nominate three directors and the remaining two directors will be nominated by KPCL. This board composition of the JVCO reflects the respective capital contributions to the JVCO by SACL and KPCL after completion of the Transactions.

4. Outlook of Nanjing City

Nanjing City is situated in the intersection of Yangtze River and serves as the water transport artery linking the east and the west and the Nanjing-Beijing railway connecting the south and the north. Nanjing is also one of the famous historical and cultural cities in PRC. In recent years, Nanjing has developed into a modern manufacturing base with automobile, petrochemical and iron and steel being its pillar industries.

Nanjing's GDP grew by 123.2% from RMB169.1 billion in 2003 to RMB377.5 billion in 2008 as reflected in the chart below. Despite the global economic downturn, Nanjing still maintained an annual growth rate in GDP of 15.3% in 2008. The PRC Government announced its plan to develop Shanghai, Nanjing and Hangzhou by developing high-speed railway and highway network to connect the three cities. The shortening of travel time would encourage commercial and industrial cooperation between the cities and is expected to boost the development of Yangtze Delta Region.

Gross domestic production ("GDP") of Nanjing


RMB
(billion)
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

Source: Nanjing Bureau of Statistics of China

According to the Nanjing Bureau of Statistics of China, tourism volume in Nanjing has increased from approximately 0.5 million in 2003 to approximately 1.2 million in 2008. This has driven the demand for high-end hotels and led to an increase in number of star-rated hotels in Nanjing from 115 in 2003 to 130 in 2008.

Number of tourists visiting Nanjing City


Number of tourists
(million)
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
2003
2004
2005
2006
2007
2008

Source: Nanjing Bureau of Statistics of China

As illustrated by the chart below, price index for office and commercial properties in Nanjing was on an upward trend during the period from 2003 to 2007.

Property price index of Nanjing


Price index
135
130
125
120
115
110
105
100
2003
2004
2005
2006
2007
Office
Commercial

Source: Nanjing Bureau of Statistics of China

5. Information on the Group

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. Certain subsidiaries of the Company are also the registered proprietors of various trademarks and service marks in various countries, including the brand names of "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos. The Group and some of its associated companies are also engaged in the leasing of office, commercial and serviced apartments.

As at 31 December 2008, the Group has equity interests in 45 operating hotels comprising 23,309 available guest rooms which include the Portman Ritz-Carlton Hotel, Shanghai and the Hotel JEN, Hong Kong which were not managed by the Group. The Group is also managing 15 operating hotels with 5,477 available guest rooms owned by third parties. The Group recorded total sales of US$1,353 million for the year ended 31 December 2008, representing a growth of 11% when compared to 2007. Approximately 95% of such sales are generated by the Group's hotel operation.

The Group is now running 28 hotels across major cities in the PRC including Beijing, Shanghai, Shenzhen, Wuhan, Dalian, Hangzhou, Qingdao, Shenyang, Xian, Zhongshan, Fuzhou, Changchun, Harbin, Chengdu, Guangzhou, Changzhou, Beihai, Baotou, Huhhot, Wenzhou and Suzhou. The Group's Mainland segment recorded a 22% growth in sales and a 12% reduction in segment results amid the natural disasters and the tightened immigration control during the Beijing Olympics in 2008. The Group's Mainland segment generated sales of US$556.6 million, representing 41% of the Group's total sales in 2008.

6. Information on the KPL Group and APL Group

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

The KPL Group has a strategy to expand its property business in Mainland China, and is co-operating with the Group to develop mixed-use projects with hotels, residences, commercial properties, offices and deluxe apartments in core locations in prime cities. The KPL Group has a long history of co-investing with the Group since 1996 in developing commercial, residential, office and hotel property projects in Hong Kong and PRC which include Beijing Kerry Centre, Shangri-La's Kerry Centre Hotel, Beijing, Shanghai Kerry Centre and a number of mixed-use development projects located in Shanghai, Tianjin, Nanchang and Tangshan. In July 2008, an associate of KPL also formed a joint venture with the Group in developing a five-star hotel and high-end residential development in the Philippines. As at the Latest Practicable Date, KPL had a market capitalisation of approximately HK$32 billion as quoted by Bloomberg.

APL is a company incorporated in Singapore with limited liability, the shares of which are listed on SGX. The APL Group is principally engaged in property development and investment and project management. The APL Group together with the KPL Group and the Group, invested in several mixed-use development projects located in Shanghai, Tianjin and Tangshan. Also, the APL Group and the Group have invested in a mixed-use development project located in Singapore. As at the Latest Practicable Date, APL had a market capitalisation of approximately S$755 million as quoted by Bloomberg.

7. Financial effects

(i) Net assets

The maximum contribution of the Group to the JVCO of approximately RMB825 million (approximately HK$948 million) in proportion to the Company's equity interest in the JVCO is not expected to have any effect on the net assets of the Group.

(ii) Gearing and working capital

In view of the cash and bank balances of the Group amounting to approximately US$463 million, the undrawn banking facilities of US$996.1 million and the capital commitment which was contracted but not provided for of US$512.2 million as at 31 December 2008 (which includes US$11.7 million capital commitment regarding the land cost of the Project Site), the Group's proportionate maximum contribution of RMB825 million (approximately US$120.7 million), RMB12 million of which represents the Deposit paid by the Group in September 2008 is not expected to have a significant adverse effect on the Group's working capital. The Company is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. If all or a large part of funding required by the Group for making the maximum contribution to the JVCO will be financed by external bank borrowings, the gearing ratio of the Group may be increased.

(iii) Profits and losses

The JVCO, after its establishment, will be owned by the Company as to 55% and will be treated as a subsidiary of the Company. The financial results of the JVCO will be consolidated into the financial statements of the Group. As it is expected that the construction of the Project Site will be completed in the second half of 2012, accordingly no significant positive contribution will be recorded from the JVCO for the Group in the near term, while certain pre-operating expenses will have to be shared by the Group.

DISCUSSION AND ANALYSIS

Hotel operations continue to be the Group's main revenue driver and contributed about 95% of the Group's total sales for the year ended 31 December 2008. The luxury hotel market in Asia, in particular, Mainland China, remains the Group's main focus. Currently, among the Group's 64 operating hotels (including managed hotels) across the world, 28 are located in the PRC. Hotels in the PRC owned by the Company's subsidiaries have accounted for about 41% of the Group's total sales for 2008. The Project Site represents the Group's only footprint in Nanjing which serves as a transportation, industrial and tourism hub. Further investment in the Project Site is consistent with the Group's announced policy. The Project Site is expected to be a mixed-use development designated for hotel, commercial and office uses. The Group has actively participated in such high-end composite development projects in PRC in the form of joint venture partnership in the past years.

Though the aftermath of the credit crunch is still lingering and the global economic downturn is expected to dampen the worldwide travel business, the Group remains optimistic on the long term prospects of the hotel business in PRC. Nanjing's strong economic growth, its increasing number of visitors and rising price for office and commercial properties are favourable to the expected financial return of the Project Site and justify the Group's further investment in it.

The consideration payable by the Group for the assumption of APL's interest is based on the cost, which is the Deposit of RMB4.5 million contributed by the APL Group. The terms of the Master Joint Venture Agreement, including the profit sharing mechanism and the financing requirement which reflects the respective shareholding interest in the JVCO of the joint venture partners, remain unchanged. Being a 55% shareholder of the JVCO upon completion of the Transactions, the Group would secure three out of the five board seats of the JVCO.

The Group's total commitment to the JVCO is approximately RMB825 million which compares with the Group's total equity of US$4,251 million as at 31 December 2008 including cash and bank balances, of approximately US$463 million. We consider the entire commitment would not have a material impact on the Group's financial position.

RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider that the Novation Deed is on normal commercial terms and is entered into in the ordinary and usual course of business of the Company. We further consider that the terms of the Novation Deed and the Transactions are fair and reasonable to the Independent Shareholders and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, that the Independent Shareholders vote in favour of the Novation Resolution to be proposed at the Special General Meeting to approve the Novation Deed and the Transactions.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Maggie CHAN
Director

Set out below are the biographical and other details of the Retiring Director who stands for re-election at the Special General Meeting:

Mr. Madhu Rama Chandra RAO, aged 57, was appointed as an executive Director in December 2008. He joined Shangri-La International Hotel Management Limited in May 1988 as group financial controller. He was appointed chief financial officer of the Company in 1997. He is a director of a number of companies within the Group including Shangri-La Hotel Public Company Limited (a company listed on the Stock Exchange of Thailand). He was previously with a leading chartered accountancy practice in Mumbai, India for 17 years, including 12 years as partner. Mr. RAO graduated from the University of Mumbai and is a fellow member of the Institute of Chartered Accountants of India.

Mr. RAO does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. RAO has a personal interest in 30,000 Shares and share options in respect of 350,000 underlying Shares granted under the share option scheme of the Company within the meaning of Part XV of the SFO.

There is no service contract signed between the Group and Mr. RAO. The emoluments of the executive Directors are reviewed by the Remuneration Committee of the Board with reference to the Group's performance and profitability, as well as the remuneration benchmark in the industry and the prevailing market conditions. Mr. RAO is entitled to receive from the Group annual emoluments (including base salary and contribution to retirement pensions) of approximately HK$4,092,000. The Group rents an apartment for him at annual cost of approximately HK$1,248,000. In addition, he is eligible to receive discretionary bonus which is payable at the discretion of the Company.

Save as mentioned above, there are no other matters concerning Mr. RAO that need to be brought to the attention of the Shareholders nor is there any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its Associated Corporations which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

Long positions in the Shares

	Number of Shares held					Percentage of total issued share capital as at the Latest Practicable Date
Name of Director	**Personal interests** *(Note 1)*	**Family interests**	**Corporate interests**	**Other interests**	**Total**	
Mr. KUOK Khoon Ean	438,240	79,693 *(Note 2)*	1,808,240 *(Note 3)*	–	2,326,173	0.08%
Mr. KUOK Khoon Loong, Edward	1,032,222	–	–	–	1,032,222	0.04%
Mr. LUI Man Shing	833,333	–	–	–	833,333	0.03%
Mr. Giovanni ANGELINI	316,666	–	–	–	316,666	0.01%
Mr. Madhu Rama Chandra RAO	30,000	–	–	–	30,000	0.00%
Madam KUOK Oon Kwong	168,197	213,345 *(Note 2)*	120,747 *(Note 4)*	–	502,289	0.02%
Mr. HO Kian Guan	628,750	–	117,832,393 *(Note 5)*	–	118,461,143	4.11%
Mr. HO Kian Hock (Alternate to Mr. HO Kian Guan)	–	–	117,832,393 *(Note 5)*	–	117,832,393	4.08%

Notes:

1. These Shares were held by the relevant Directors as beneficial owners.

2. These Shares were held by the spouses of the relevant Directors.

3. These Shares were held through a company which was controlled by Mr. KUOK Khoon Ean and his spouse.

4. These Shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.

5. 77,164,807 Shares were held through companies which were controlled as to 50% by each of Mr. HO Kian Guan and Mr. HO Kian Hock.

   4,628,719 Shares were held through a company which was controlled as to 25% by each of Mr. HO Kian Guan and Mr. HO Kian Hock.

   4,323,268 Shares were held through a company which was controlled as to 13.33% and 7.08% by Mr. HO Kian Guan and Mr. HO Kian Hock respectively.

   31,715,599 Shares were held through companies which were controlled as to 6.70% and 6.81% by Mr. HO Kian Guan and Mr. HO Kian Hock respectively.

Long positions in underlying Shares

As at the Latest Practicable Date, the Directors had personal interests in the following underlying Shares through share options granted under the share option scheme adopted by the Company on 24 May 2002:

Name of Director	Date of grant	Number of underlying Shares	Exercise price per underlying Shares *HK$*	Exercisable period
Mr. KUOK Khoon Loong, Edward	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016
Mr. LUI Man Shing	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016
Mr. Giovanni ANGELINI	16 June 2006	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016
Mr. Madhu Rama Chandra RAO	28 April 2005	250,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	50,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	50,000	14.60	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016
Mr. Roberto V. ONGPIN	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. Alexander Reid HAMILTON	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. Timothy David DATTELS	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016

Long positions in shares of Associated Corporations

Name of Associated Corporation	Name of Director	No. of issued ordinary shares	Percentage of total issued share capital of the relevant company as at the Latest Practicable Date	Capacity in which such interests were held
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	10,000	0.00%	Corporate interest *(Note)*
Shangri-La Hotel Public Company Limited	Mr. LUI Man Shing	10,000	0.01%	Personal interest

Note: These shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.

Saved as disclosed herein, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any other interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its Associated Corporations which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, no Director was materially interested in any contract or arrangement subsisting which is significant in relation to the business of the Group taken as a whole.

(b) None of the Directors or Somerley has or has had any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2007, the date to which the latest published audited financial statements of the Group were made up, save that Mr. KUOK Khoon Loong, Edward, through an associate, leased a residential premise in Hong Kong to the Company for a term of 2 years commencing from 1 August 2007 at a monthly rental of HK$150,000 (inclusive of rates and management fees) with no option to renew (the "Lease").

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

5. COMPETING INTERESTS

Pursuant to Rule 14A.59(11) and Rule 8.10 of the Listing Rules, as at the Latest Practicable Date, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong is a non-executive director of APL.

The APL Group has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited ("SHL"), a wholly-owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the APL Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- The serviced apartment business is an ancillary part of SHL's hotel business;
- The Group's hotel business is effectively marketed on the strength of Shangri-La International Hotel Management Limited's ("SLIM's") renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;
- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and
- Madam KUOK Oon Kwong is only a non-executive director of APL.

(ii) Messrs. HO Kian Guan and HO Kian Hock are substantial shareholders and directors of the company which holds River View Hotel, Singapore. Messrs. HO Kian Guan and HO Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr. HO Kian Guan is a director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- The hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition program; and/or

– The Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

6. EXPERT AND CONSENT

The following is the qualification of the expert who has been named in this circular or has given opinion or advice which is contained in this circular:

Name	Qualification
Somerley	a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its opinion prepared for the purpose of incorporation in this circular, and the references to its name and opinion in the form and context in which they respectively appear.

Somerley has confirmed that as at the Latest Practicable Date, it did not have any beneficial shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it has any direct or indirect interests in any assets which have since 31 December 2007 (being the date to which the latest published audited financial statements of the Group were made up) been acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any members of the Group.

7. NO MATERIAL ADVERSE CHANGE

Since 31 December 2007 (being the date to which the latest published audited financial statements of the Group have been made up) and save for the updated position as disclosed in the Company's 2008 Interim Report and the 2008 Final Results Announcement published on 17 March 2009, there has been no material adverse change in the financial or trading position of the Group.

8. MISCELLANEOUS

This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Novation Deed, the Master Joint Venture Agreement and the Lease as referred to in the section headed "Directors' Interests in Contracts" of this appendix are available for inspection during normal business hours at any weekday (public holidays excepted) at the office of the Company at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong up to and including Friday, 8 May 2009.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 8 May 2009 at 10:00 a.m. for the following purposes:

1. To re-elect the Retiring Director.

2. To consider, and if thought fit, passing with or without modification the following resolution as an ORDINARY RESOLUTION:

   "THAT

   (A) the Novation Deed (a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the Transactions be and are hereby confirmed, ratified and approved; and

   (B) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Novation Deed and the Transactions.

   For the purposes of this resolution, the term "Novation Deed" and "Transactions" shall have the same definition as defined in the circular to the shareholders of the Company dated 14 April 2009."

By order of the Board
Shangri-La Asia Limited
TEO Ching Leun
Company Secretary

Hong Kong, 14 April 2009

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

* *For identification purpose only*

Notes:

1. Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

2. Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

3. In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

4. Shareholders are advised to read the circular to shareholders of the Company dated 14 April 2009 which contains information concerning the resolutions to be proposed at the special general meeting.

5. The ordinary resolutions set out above shall be decided by way of poll.

此乃要件　請即處理

閣下對本通函任何內容或應採取之行動如有**任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有香格里拉（亞洲）有限公司之股份，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉(亞洲)有限公司*

網址：www.ir.shangri-la.com

（股份代號：00069）

關連交易
有關就購買、持有及發展
中國江蘇省南京市地塊
之合資公司
及
重選退任董事

獨立董事委員會及獨立股東之獨立財務顧問

新百利有限公司

董事會函件載於本通函第6至13頁，獨立董事委員會函件則載於本通函第14及15頁。載有獨立財務顧問致獨立董事委員會及獨立股東之意見書載於本通函第16至27頁。

香格里拉（亞洲）有限公司將於二零零九年五月八日（星期五）上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東特別大會上提呈決議案，以批准本通函所載之事項。

召開股東特別大會之通告載於本通函第36及37頁，本通函隨附股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請將附奉之代表委任表格按其印列之指示填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後，　閣下仍可親身出席股東特別大會及在會上投票。

* 僅供識別

二零零九年四月十四日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯屬公司」	指	就任何合資方而言，該合資方不時之附屬公司或控股公司，或該控股公司不時之附屬公司；
「APL」	指	Allgreen Properties Limited，一家於新加坡註冊成立之有限公司，其股份於新交所上市；
「APL集團」	指	APL及其附屬公司；
「聯繫人」	指	具有上市規則所賦予之涵義；
「相聯法團」	指	具有證券及期貨條例第XV部所賦予之涵義；
「BIPL」	指	Belfin Investments Pte Ltd，一家於新加坡註冊成立之有限公司，為APL之直接全資附屬公司；
「董事會」	指	董事會；
「營業日」	指	香港及新加坡之銀行一般開門營業之日子(星期六及星期日除外)；
「公司細則」	指	本公司之公司細則；
「本公司」	指	Shangri-La Asia Limited香格里拉(亞洲)有限公司，一家於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板作第一上市及於新交所作第二上市；
「條件」	指	具有本通函所載董事會函件內「更替契據之詳情」一節所界定之涵義；
「關連人士」	指	具有上市規則所賦予之涵義；
「控股股東」	指	具有上市規則所賦予之涵義；

「按金」	指	一筆由合資方透過彼等各自之附屬公司按彼等於總合資協議項下擬定各自對合資公司之建議股權就購買、持有及發展項目地塊而支付之初步按金人民幣30,000,000元（按二零零八年九月十九日（即支付該按金當日）人民幣兑港元之匯率換算，相等於34,482,800港元）；
「董事」	指	本公司董事；
「生效日期」	指	所有條件已經達成及由各合資方按更替契據以書面向其他合資方確認(a)項及(c)項條件（視各合資方適用）達成當日後之營業日或合資方書面同意之其他日期；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由全體獨立非執行董事組成之董事會獨立委員會；
「獨立財務顧問」或「新百利」	指	新百利有限公司，一家根據證券及期貨條例可從事第1類（證券交易）、第4類（證券顧問）、第6類（企業融資顧問）及第9類（資產管理）受規管活動之持牌法團，並為獨立董事委員會及獨立股東就更替契據之條款及交易之獨立財務顧問；
「獨立非執行董事」	指	獨立非執行董事；
「獨立股東」	指	毋須在股東特別大會上就更替決議案放棄投票之股東；

「合資公司」	指	為購買、持有及發展項目地塊而將於中國江蘇省南京市成立之外商獨資企業；
「合資方」	指	本公司、嘉里建設及APL之統稱；
「嘉里控股」	指	嘉里控股有限公司，一家於香港註冊成立之有限公司，於最後實際可行日期，為本公司及嘉里建設各自之控股股東；
「嘉里置業中國」	指	嘉里置業（中國）有限公司，一家於香港註冊成立之有限公司，並為嘉里建設之間接全資附屬公司；
「嘉里建設」	指	Kerry Properties Limited嘉里建設有限公司，一家於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市；
「嘉里建設集團」	指	嘉里建設及其附屬公司；
「KSL」	指	Kuok (Singapore) Limited，一家於新加坡註冊成立之公司，為APL之控股股東；
「最後實際可行日期」	指	二零零九年四月三日，即本通函付印前就確定本通函所載之若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「總合資協議」	指	合資方於二零零八年九月二十三日就成立合資公司以購買及發展項目地塊而訂立之總合資協議；
「標準守則」	指	上市公司董事進行證券交易的標準守則，全文載於上市規則附錄十；

「更替契據」	指	合資方就APL轉讓及更替予本公司其於總合資協議內及項下之所有權利、所有權及權益，包括APL透過BIPL所出資之部分按金人民幣4,500,000元（按二零零八年九月十九日（即支付按金當日）人民幣兑港元之匯率換算，相等於5,172,420港元）而訂立日期為二零零九年三月十六日之更替契據；
「更替決議案」	指	獨立股東於股東特別大會上通過有關確認、追認及批准更替契據及交易之決議案；
「中國」	指	中華人民共和國；
「項目地塊」	指	中國江蘇省南京市鼓樓區中央路331號地塊（地塊編號：2008G26），總面積為17,014.4平方米；
「重選決議案」	指	全體股東於股東特別大會上重選退任董事之決議案；
「退任董事」	指	Madhu Rama Chandra RAO先生，於股東特別大會上退任之執行董事，彼合資格並願意按公司細則於股東特別大會上膺選連任；
「人民幣」	指	中國法定貨幣人民幣；
「香格里拉中國」	指	香格里拉中國有限公司，一家於香港註冊成立之有限公司，並為本公司之間接全資附屬公司；
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）；
「新交所」	指	新加坡證券交易所有限公司；
「股份」	指	本公司股本中每股面值1.00港元之普通股；
「股東」	指	股份持有人；

「股東特別大會」	指	本公司將於二零零九年五月八日（星期五）上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東特別大會，會上將提呈更替決議案及重選決議案，大會通告載於本通函第36及37頁；
「主要股東」	指	具有上市規則所賦予之涵義；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	具有公司條例（香港法例第32章）第2(4)條所賦予之涵義；
「坡元」	指	新加坡法定貨幣新加坡元；
「交易」	指	合資方訂立更替契據及其項下擬進行之交易；
「美元」	指	美利堅合眾國法定貨幣美元；及
「%」	指	百分比。

附註：於本通函內，除非另有說明，以人民幣列值之金額已分別按人民幣0.87元=1.00港元及人民幣6.835元=1.00美元之匯率折算為港元及美元，以供說明之用。並無就有關金額已經、可能曾經或可能按上述匯率或任何其他匯率換算作出任何聲明。

SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
網址：www.ir.shangri-la.com
(股份代號：00069)

執行董事：
郭孔演先生(主席)
郭孔錀先生(總裁兼首席執行官)
雷孟成先生(副主席)
Madhu Rama Chandra RAO先生
Giovanni ANGELINI先生

非執行董事：
何建源先生
郭雯光女士
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生+
Timothy David DATTELS先生+
黃啟民先生銅紫荊星章，太平紳士+
趙永年先生+
何建福先生(何建源先生之替任董事)

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及香港
主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

* 僅供識別

\+ 獨立非執行董事

敬啟者：

關連交易
有關就購買、持有及發展
中國江蘇省南京市地塊
之合資公司
及
重選退任董事

1. 緒言

於二零零八年九月二十四日，董事會宣佈合資方訂立總合資協議，據此，合資方將促使彼等各自之附屬公司(即香格里拉中國、嘉里置業中國及BIPL)就購買、持有及發展項目地塊成立合資公司。根據總合資協議，香格里拉中國、嘉里置業中國及BIPL

於合資公司之建議股權比例分別為40%、45%及15%。按照合資公司之最高投資總額約人民幣1,500,000,000元（約1,724,000,000港元），本集團、嘉里建設集團及APL集團對合資公司作出之最高出資額預期當時分別為約人民幣600,000,000元（約690,000,000港元）、約人民幣675,000,000元（約776,000,000港元）及約人民幣225,000,000元（約258,000,000港元）。

於二零零九年三月十六日，董事會宣佈合資方訂立更替契據，據此，APL須向本公司轉讓及出讓其於總合資協議內及項下之所有權利、所有權及權益，包括APL透過BIPL所出資之部分按金，惟須受更替契據之條款及條件限制。

APL之附屬公司為擁有一家由本公司間接擁有75%股權之附屬公司已發行股份25%之主要股東，因而APL為本公司之關連人士。嘉里控股為嘉里建設及本公司之控股股東。嘉里建設為嘉里控股之聯繫人，因而為本公司之關連人士。因此，根據上市規則，訂立交易對本公司而言構成關連交易。鑒於在完成交易後，本集團預期對合資公司之最高出資額累計約人民幣825,000,000元（約948,000,000港元），超過本公司市值之2.5%，故交易須遵守上市規則第14A章申報、公告及獨立股東批准之規定。

本通函旨在為　閣下提供（其中包括）交易之進一步詳情及上市規則所規定之其他資料。本通函亦載有新百利就交易致獨立董事委員會及獨立股東之意見書、獨立董事委員會就交易致獨立股東之推薦意見書及股東特別大會通告。

2. 更替契據之詳情

更替契據之主要條款如下：

日期： 二零零九年三月十六日

訂約方： 本公司、APL及嘉里建設

轉讓及出讓： 待達成條件後，以更替契據之訂約及本公司向APL據此之付款為代價：

(a) APL於生效日期應被視為已向本公司全權轉讓及出讓其於總合資協議內及項下之所有權利、所有權及權益，包括但不限於APL所出資之部分按金人民幣4,500,000元（按二零零八年九月十九日（即支付按金當日）人民幣兌港元之匯率換算，相等於5,172,420港元）；

(b) 本公司於生效日期應被視為已承擔履行、遵守及完成所有APL於總合資協議項下之債務、義務及責任，以及被視為受總合資協議之條款約束，如同本公司於總合資協議項下被指定替代APL；及

(c) 嘉里建設於生效日期應被視為已同意上述轉讓及出讓，而本公司於生效日期應被視為已於總合資協議項下替代及取代APL，以及本公司及嘉里建設於生效日期各自應被視為已解除及撤銷APL須履行、遵守及完成所有APL於總合資協議項下之付款或其他責任或義務。

待達成條件後，本公司應於生效日期向APL支付或促使支付一筆為數5,172,420港元之款項。

除上述者外，於生效日期，總合資協議應按其條款仍具有十足效力及作用。

於更替契據項下之交易於生效日期發生前，及(倘適用)終止更替契據之時及之後(見下文「更替契據之詳情－終止」一段)，總合資協議應按其條款仍具十足效力及作用。

條件： 上文「更替契據之詳情－轉讓及出讓」一段提及之交易須待下列條件達成後，方可作實：

(a) 於本公司及APL彼等各自之股東大會上就本公司及APL訂立交易取得獨立股東及APL之獨立股東批准(如需要)；

(b) 就更替契據擬進行之項目地塊投得之土地使用權之訂約方變動取得中國南京市國土資源局之批准；及

(c) 訂立交易必需待合資方取得董事會批准。

終止： 倘任何條件未能於二零零九年十二月三十一日下午五時正或之前或合資方書面同意之較後日期達成，更替契據將立即終止。合資方所有之權利及責任將於終止時立即失效，惟終止不影響合資方當時已產生之權利及責任。

3. 交易之財務影響

根據總合資協議，香格里拉中國、嘉里置業中國及BIPL於合資公司之建議股權比例分別為40%、45%及15%。按照合資公司之最高投資總額約人民幣1,500,000,000元(約1,724,000,000港元)，本集團、嘉里建設集團及APL集團對合資公司作出之最高出資額預期當時分別約人民幣600,000,000元(約690,000,000港元)、約人民幣675,000,000元(約776,000,000港元)及約人民幣225,000,000元(約258,000,000港元)。於完成交易

後，香格里拉中國及嘉里置業中國於合資公司之建議股權比例分別為55%及45%，而預期本集團及嘉里建設集團對合資公司作出之最高出資額分別約人民幣825,000,000元（約948,000,000港元）及約人民幣675,000,000元（約776,000,000港元）。

現時預期本公司對合資公司作出最高出資額所需之資金，將由本公司透過其內部現金儲備及／或外借銀行貸款撥付。本公司現階段無法確定內部現金儲備與外借銀行貸款之比例。預期作出最高出資額之資金需求不會對本集團造成任何重大影響。

由於合資公司將由香格里拉中國持有55%，故合資公司於成立後將被視為本公司之附屬公司，而其業績將合併入本公司之財務報表內。

4. 訂立交易之理由

現時預計將於項目地塊上興建一家酒店。憑藉本集團於酒店行業之經驗、地位及專業知識，於項目取得大部份股權以領導發展項目地塊將符合本集團之利益。

5. 有關本公司、APL及嘉里建設之資料

本集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。本公司之附屬公司於多個國家內亦為若干不同商標及服務標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及其他相關標記及標誌。

APL於新交所上市。APL集團之主要業務為物業發展及投資及項目管理。

嘉里建設集團之主要業務為：(i)在香港、中國及亞洲太平洋區進行物業發展、投資及管理；(ii)物流、貨運以及擁有及經營貨倉業務；(iii)在香港及中國進行與基建相關之投資；及(iv)在香港擁有酒店，以及在中國擁有及經營酒店業務。

6. 上市規則之含義

APL之附屬公司為擁有一家由本公司間接擁有75%股權之附屬公司已發行股份25%之主要股東，因而APL為本公司之關連人士。嘉里控股為嘉里建設及本公司之控股股東。嘉里建設為嘉里控股之聯繫人，因而為本公司之關連人士。因此，根據上市規則，訂立交易對本公司而言構成關連交易。鑒於在完成交易後，本集團預期對合資

公司之最高出資額累計約人民幣825,000,000元(約948,000,000港元),超過本公司市值之2.5%,故交易須遵守上市規則第14A章申報、公告及獨立股東批准之規定。

獨立董事委員會已經成立,以就交易向獨立股東提供意見。新百利已獲委任為獨立財務顧問,以就交易向獨立董事委員會及獨立股東提供意見。

7. 更替決議案之推薦建議

經考慮新百利就交易而作出之推薦建議及意見(載於本通函第16至27頁之新百利函件)後,獨立董事委員會認為更替契據之條款就獨立股東而言乃屬公平及合理,且符合本公司及其股東之整體利益。因此,董事(包括獨立非執行董事)認為,更替契據之條款就獨立股東而言乃屬公平及合理,且符合本公司及其股東之整體利益。

務請 閣下垂注本通函第14及15頁所載之獨立董事委員會函件(當中載有其致獨立股東之推薦建議)及本通函第16至27頁所載之新百利函件(當中載有其就交易致獨立董事委員會及獨立股東之意見)。

獨立董事委員會及新百利均建議獨立股東投票贊成將於股東特別大會上提呈之更替決議案。因此,董事(包括獨立非執行董事)建議獨立股東投票贊成將於股東特別大會上提呈之更替決議案。

8. 重選退任董事

Madhu Rama Chandra RAO先生獲委任為執行董事,由二零零八年十二月十八日起生效。根據公司細則第102(B)條,Madhu Rama Chandra RAO先生將於股東特別大會上退任,彼合資格並願意於股東特別大會上膺選連任。

有關退任董事根據上市規則須予披露之履歷簡介及其他詳情載於本通函附錄一。

經考慮RAO先生之背景後,董事認為,重選退任董事符合本公司及股東之最佳利益。因此,董事建議所有股東投票贊成重選決議案。

9. 一般資料

召開股東特別大會之通告載於本通函第36及37頁。於股東特別大會上，將提呈更替決議案以確認、追認及批准更替契據及交易，並將提呈重選決議案以重選退任董事。

本通函隨附股東特別大會適用之代表委任表格。無論 閣下能否出席大會，務請將附奉之代表委任表格按其印列之指示填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後， 閣下仍可親身出席股東特別大會及在會上投票。

根據上市規則，於交易中擁有重大權益之本公司任何關連人士，以及於交易中擁有重大權益之任何其他股東及彼等各自之聯繫人將會就更替決議案放棄投票。

下列人士（「棄權股東」）將於股東特別大會上就更替決議案放棄投票：

(i) 嘉里控股及其聯繫人，於最後實際可行日期擁有1,412,238,871股股份（佔全部已發行股份約48.94%）之權益；

(ii) KSL及其聯繫人，於最後實際可行日期擁有138,000,000股股份（佔全部已發行股份約4.78%）之權益；

(iii) 郭孔演先生（為本公司、嘉里控股及KSL之共同董事）及其聯繫人，於最後實際可行日期擁有2,326,173股股份（佔全部已發行股份約0.08%）之權益；

(iv) 郭孔錀先生（為本公司及嘉里控股之共同董事）及其聯繫人，於最後實際可行日期擁有1,032,222股股份（佔全部已發行股份約0.04%）之權益；

(v) 雷孟成先生（為本公司及嘉里控股之共同董事）及其聯繫人，於最後實際可行日期擁有833,333股股份（佔全部已發行股份約0.03%）之權益；

(vi) Giovanni ANGELINI先生（為本公司及嘉里控股之共同董事）及其聯繫人，於最後實際可行日期擁有316,666股股份（佔全部已發行股份約0.01%）之權益；及

(vii) 郭雯光女士（為本公司、KSL及APL之共同董事）及其聯繫人，於最後實際可行日期擁有502,289股股份（佔全部已發行股份約0.02%）之權益。

在作出一切合理查詢後，就本公司所知，於最後實際可行日期：

(i) 棄權股東控制或有權控制彼等各自持有之股份之表決權；

(ii) (a)棄權股東概無訂立或受約束的任何股權信託或其他協議或安排或協商（徹底的股權出售除外）；及(b)棄權股東並無責任或權利，據此該等人士已經或可能已經將行使其持有之股份之表決權之控制權臨時或永久移交（不論是全面移交或按個別情況移交）予第三方；及

(iii) 棄權股東於本公司之實益持股權益與彼等在股東特別大會上將會控制或有權行使表決權之股份數目並無差異。

根據上市規則及公司細則，更替決議案及重選決議案將以股數方式投票表決。

不論更替決議案會否獲獨立股東通過及重選決議案會否獲股東通過，本公司將於股東特別大會結束後就股東特別大會之結果刊發公告。

務請　閣下垂注本通函附錄所載之其他資料。

此致

列位股東　台照

代表
香格里拉（亞洲）有限公司
主席
郭孔演

二零零九年四月十四日

SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
網址：www.ir.shangri-la.com
(股份代號：00069)

獨立董事委員會：
Alexander Reid HAMILTON先生
Timothy David DATTELS先生
黃啟民先生銅紫荊星章，太平紳士
趙永年先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* 僅供識別

敬啟者：

關連交易
有關就購買、持有及發展
中國江蘇省南京市地塊
之合資公司

吾等謹此提述本通函(本函件為其中一部份)。除文義另有所指外，本函件所用之詞彙與通函所定義者具有相同涵義。

獨立董事委員會已成立，以就更替契據之條款(按吾等意見認為)就獨立股東而言是否公平合理，以及是否符合本公司及其股東之整體利益，向獨立股東提供意見。新百利已獲委任為獨立財務顧問，以就交易向獨立董事委員會及獨立股東提供意見。

經考慮新百利之推薦建議及意見後，吾等認為更替契據之條款就獨立股東而言乃屬公平合理，且符合本公司及其股東之整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上就交易提呈為普通決議案之更替決議案。

此致

列位獨立股東　台照

香格里拉（亞洲）有限公司
獨立董事委員會
Alexander Reid HAMILTON
Timothy David DATTELS
黃啟民銅紫荊星章，太平紳士
趙永年
謹啟

二零零九年四月十四日

以下為新百利致獨立董事委員會及獨立股東之意見函，乃為載入本通函而編製。

新百利有限公司
香港
中環
遮打道3A號
香港會所大廈10樓

敬啟者：

關連交易
有關就購買、持有及發展
中國江蘇省南京市地塊
之合資公司

緒言

吾等已獲委任為獨立財務顧問，就更替契據之條款及交易向獨立董事委員會及獨立股東提供意見。有關更替契據之詳情載於日期為二零零九年四月十四日致股東之通函（「通函」）內，而本函件構成通函之一部份。除文義另有所指外，本函件所用詞彙與通函所定義者具有相同涵義。

於二零零九年三月十六日，　貴公司與嘉里建設及APL訂立更替契據，據此，APL須向　貴公司轉讓及出讓其於總合資協議內及項下之全部權利、所有權及權益；而嘉里建設須同意上述轉讓及出讓。於最後實際可行日期，嘉里控股為　貴公司之控股股東，該公司擁有1,412,238,871股股份之權益，約佔　貴公司全部已發行股本之48.94%。因此，根據上市規則，嘉里控股被認為是　貴公司之關連人士。嘉里建設作為嘉里控股之附屬公司，亦被認為是嘉里控股之聯繫人。APL其中一家附屬公司為擁有　貴公司一家附屬公司25%權益之主要股東。因此，根據上市規則，嘉里建設及APL被認為是　貴公司之關連人士；故交易構成　貴公司之關連交易，根據上市規則，須待獨立股東批准。

嘉里控股、APL及其各自之聯繫人均會在股東特別大會上就批准更替契據及交易之更替決議案放棄投票，決議案將以股數方式投票表決。於最後實際可行日期，嘉里控股及KSL（APL之控股股東）合共擁有1,550,238,871股股份之權益，佔 貴公司全部已發行股本約53.73%，而APL並無持有股份。以下董事，即亦於一家或多家上述公司擔任董事之郭孔演先生、郭孔錀先生、雷孟成先生、Giovanni ANGELINI先生及郭雯光女士，連同彼等各自之聯繫人合共擁有5,010,683股股份之權益，約佔 貴公司於最後實際可行日期之全部已發行股本之0.17%，亦會放棄就更替決議案投票。

獨立董事委員會經已組成，成員為全體獨立非執行董事Alexander Reid HAMILTON先生、Timothy David DATTELS先生、黃啟民先生及趙永年先生，以就更替契據之條款及交易對獨立股東而言是否公平合理，及訂立更替契據是否符合 貴公司及股東之整體利益，向獨立股東提供意見。吾等新百利已獲委任就此向獨立董事委員會及獨立股東提供意見。

在就交易達致吾等之意見及推薦建議時，吾等已審閱（其中包括）更替契據及總合資協議。吾等依賴由董事及 貴集團管理層所提供之資料、事實及發表之意見，並假設由董事及 貴集團管理層向吾等作出或於通函中作出或提述之所有陳述及聲明於通函日期均屬真實及準確，且截至股東特別大會舉行時間在所有重大方面仍為真實及準確。吾等亦已徵求並獲得董事確認，向吾等提供之資料及表達之意見並無遺漏任何重大事實。吾等並無理由相信任何重大資料並未提供予吾等，亦未懷疑所獲提供資料之真實性或準確性。吾等倚賴該等資料，並認為吾等獲提供之資料足以讓吾等達致知情意見。然而，吾等並無對 貴集團或任何合資方之業務及狀況進行任何獨立調查。

主要考慮因素及理由

於達致吾等之意見時，吾等已考慮下列主要因素及理由：

1. 交易之背景及理由

香格里拉中國、嘉里置業中國及BIPL於二零零八年九月二十三日在公開掛牌中成功摘牌競買項目地塊之土地使用權時共同中標。於成功競買項目地塊後，合資方訂立總合資協議，據此，合資方須促使彼等各自之附屬公司就購買、持有

及發展項目地塊成立合資公司。根據總合資協議，香格里拉中國、嘉里置業中國及BIPL於合資公司之建議股權比例分別為40%、45%及15%。合資公司之業務範圍將為房地產發展、營運、銷售、租賃、物業管理以及酒店發展、營運及管理。

項目地塊指定作酒店、商業及辦公室用途，並擬於該地塊上興建一家酒店。憑藉 貴集團在酒店行業之經驗、地位及專業知識，董事會認為，通過取得項目之大部份股權以領導發展項目地塊將符合 貴集團之利益。因此，合資方於二零零九年三月十六日訂立更替契據，據此，APL須向 貴公司轉讓及出讓其於總合資協議內及項下之所有權利、所有權、權益、債務、義務及責任，包括APL透過BIPL所出資之部份按金，現金代價為約5,200,000港元。嘉里建設須同意上述轉讓及出讓。

於交易完成後，香格里拉中國及嘉里置業中國於合資公司之股權比例應分別為55%及45%。 貴集團將通過委派合資公司五名董事會成員中之三位董事獲得對合資公司董事會之控制。

2. 更替契據及總合資協議之主要條款

(i) 更替契據

根據更替契據，APL於生效日期應被視為已向 貴公司全權轉讓及出讓其於總合資協議內及項下之所有權利、所有權及權益，包括但不限於APL透過BIPL所出資之部份按金人民幣4,500,000元（相等於5,172,420港元）。

於達成包括(i)獲得 貴公司及APL各自獨立股東之批准（如需要）；及(ii)就投得項目地塊土地使用權之訂約方變動取得中國南京市國土資源局之批准之條件後， 貴公司須向APL支付或促成支付一筆為數5,172,420港元之款項，以及應被視為已承擔履行、遵守及完成所有APL於總合資協議項下之債務、義務及責任，以及被視為受總合資協議之條款約束，如同 貴公司於總合資協議項下被指定替代APL。

於生效日期，嘉里建設亦應被視為已同意上述轉讓及出讓，而 貴公司於生效日期應被視為已於總合資協議項下替代及取代APL，以及 貴公

司及嘉里建設於生效日期各自應被視為已解除及撤銷APL須履行、遵守及完成所有APL於總合資協議項下之付款或其他責任或義務。

(ii) 總合資協議

貴公司、嘉里建設與APL已於二零零八年九月二十三日訂立總合資協議，內容有關成立合資公司以就購買、持有及發展中國江蘇省南京市項目地塊。

(a) 註冊資本、投資總額及資金安排

合資公司之註冊資本總額將相等於購買項目地塊之總代價約人民幣200,000,000元（約230,000,000港元）或香格里拉中國、嘉里置業中國及BIPL將協定之其他較高金額。合資公司之最高投資總額將約為人民幣1,500,000,000元（約1,724,000,000港元）。註冊資本及投資總額將由合資方透過彼等各自之附屬公司按它們各自於合資公司之股權比例出資。

倘因需要由銀行、財務機構或其他第三方向合資公司提供資金，而需由合資方及／或其聯屬公司就合資公司之利益提供抵押品或擔保；或合資方需要向合資公司提供股東貸款，合資方及／或其聯屬公司（視乎情況而定）向合資公司提供或就合資公司之利益提供之所有財務資助或貸款，將按彼等各自於合資公司之股本權益比例及個別基準提供。

(b) 溢利分派

根據總合資協議，合資公司之溢利將按合資公司各方對合資公司註冊資本之出資比例予以分派。

(c) 合資公司之管理

合資公司之董事會將由五位董事組成，其中兩位將由嘉里置業中國委派，而香格里拉中國將委派兩名董事及BIPL將委派一名董事。

3. 有關項目地塊及合資公司之資料

項目地塊位於中國江蘇省南京市鼓樓區中央路331號，總面積為17,014.4平方米，土地使用權之年期為40年，作酒店、商業及辦公室用途。

購買項目地塊之代價為人民幣200,000,000元（約230,000,000港元）。首筆按金人民幣30,000,000元（約34,500,000港元）已由當時之合資方按彼等當時各自於合資公司之建議股權比例支付。代價餘額須根據土地合同支付。

預期嘉里建設集團將於項目地塊興建期間向合資公司提供若干持續項目發展、建築管理及項目顧問服務，總費用不超過總建築成本之2%。合資方現時亦預計將於項目地塊上興建一家酒店，預期　貴集團將於該酒店營運期間提供若干持續酒店管理服務。合資公司將就該等建議安排之協議與有關方展開公平磋商。

以下載列合資公司於緊隨交易完成前後之建議股權架構：

(i)　緊隨交易完成前


貴公司
APL
嘉里建設
100%
100%
100%
香格里拉中國
BIPL
嘉里置業中國
40%
15%
45%
合資公司
項目地塊

(ii) 緊隨交易完成後


貴公司
嘉里建設
100%
100%
香格里拉中國
嘉里置業中國
55%
45%
合資公司
項目地塊

下表載列各合資方緊隨交易完成前後於合資公司之最高投資總額：

	最高出資額			
	貴集團	**嘉里建設集團**	**APL集團**	**總額**
	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
交易完成前之最高投資總額	600 (40%)	675 (45%)	225 (15%)	1,500 (100%)
交易完成後之最高投資總額	825 (55%)	675 (45%)	–	1,500 (100%)

於交易完成後，香格里拉中國及嘉里置業中國於合資公司之建議股權應分別為55%及45%，以及預期　貴集團及嘉里建設集團對合資公司之最高出資額將分別為約人民幣825,000,000元（約948,000,000港元）及約人民幣675,000,000元（約776,000,000港元）。　貴集團對合資公司之最高出資額乃按　貴集團於合資公司股權之建議增加比例而增加。

預期　貴公司對合資公司作出最高出資額所需資金將由　貴公司自其內部現金儲備及／或外借銀行貸款籌集。

根據目前計劃，預期項目地塊之建設工程將於二零一零年初開始，於二零一二年下半年完工。

合資公司之董事會將由五位董事組成。於交易完成後，香格里拉中國將有權委派三名董事，而其餘兩名董事將由嘉里置業中國委派。合資公司之董事會組成反映於交易完成後香格里拉中國及嘉里置業中國各自對合資公司之出資比例。

4. 南京市之前景

南京市位處長江交匯處，為連接東西水路交通之要道，且南京至北京鐵路貫通南北。南京亦為中國歷史文化名城之一。近年來，南京已發展為以汽車、石化及鋼鐵業為其支柱產業之現代化製造基地。

誠如下圖所示，南京之本地生產總值由二零零三年之人民幣169,100,000,000元增長123.2%至二零零八年之人民幣377,500,000,000元。儘管二零零八年全球經濟衰退，南京之本地生產總值仍保持15.3%之年增長率。中國政府已宣佈其建設連接上海、南京及杭州三地之高速鐵路及高速公路網絡促進三個城市發展之計劃。來往三地往返時間縮短將鼓勵三地之間工商業合作，預期將刺激長江三角洲地區之發展。


南京本地生產總值(「GDP」)
人民幣
(十億元)
400
350
300
250
200
150
100
50
0
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
二零零八年

來源：中國南京市統計局

根據中國南京市統計局之統計，南京旅客人數由二零零三年約500,000人次增至二零零八年約1,200,000人次。旅客人數上升推動對高檔酒店之需求，使南京星級酒店之數目由二零零三年之115間增加至二零零八年之130間。

南京市之旅客人數


旅客人數
(百萬人次)
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
二零零八年

來源：中國南京市統計局

如下圖所示，自二零零三年至二零零七年，南京市辦公室及商用物業價格指數呈上升趨勢。

南京物業價格指數


價格指數
135
130
125
120
115
110
105
100
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
二零零八年
辦公室
商用

來源：中國南京市統計局

5. 有關 貴集團之資料

貴集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。 貴公司之若干成員公司於多個國家內亦為若干不同商標及服務標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及其他相關標記及標誌。 貴集團及其若干聯營公司亦從事出租寫字樓、商業及服務式公寓。

於二零零八年十二月三十一日， 貴集團於45家營運中酒店、共有23,309間可用客房中擁有股本權益。其中包括並非由 貴集團管理之上海波特曼麗嘉酒店及香港仁民飯店。 貴集團亦管理15家由第三方擁有之營運中酒店，共有5,477間可用客房。截至二零零八年十二月三十一日止年度， 貴集團錄得1,353,000,000美元之總銷售額，較二零零七年增長11%。該等銷售額中約95%乃來自 貴集團之酒店營運。

目前 貴集團於包括北京、上海、深圳、武漢、大連、杭州、青島、瀋陽、西安、中山、福州、長春、哈爾濱、成都、廣州、常州、北海、包頭、呼和浩特、温州及蘇州等在內之中國各大主要城市經營28間酒店。 貴集團於二零零八年之中國國內分部銷售額錄得22%之增長，但受自然災害及受北京奧運會期間入境管制之影響，分部業績下跌12%。 貴集團中國國內分部產生556,600,000美元之銷售額，佔 貴集團二零零八年總銷售額之41%。

6. 有關嘉里建設集團及APL集團之資料

嘉里建設集團之主要業務為：(i)在香港、中國及亞洲太平洋區進行物業發展、投資及管理；(ii)物流、貨運以及擁有及經營貨倉業務；(iii)在香港及中國進行與基建相關之投資；及(iv)在香港擁有酒店，以及在中國擁有及經營酒店業務。

嘉里建設集團之策略為擴充中國國內之房地產業務，並與 貴集團合作於主要城市之核心地點發展酒店、住宅、商用物業、寫字樓及豪華公寓之多用途項目。自一九九六年以來，嘉里建設集團與 貴集團合作已久，兩者共同投資於香港及中國發展商業、住宅、寫字樓及酒店物業項目，包括北京嘉里中心、北京香格里拉嘉里中心大酒店、上海嘉里中心，以及位於上海、天津、南昌及唐山之多個混合用途發展項目。於二零零八年七月，嘉里建設之聯繫人亦與 貴集團成立合資公司，以在菲律賓發展一個五星級酒店及高檔住宅發展項目。根據彭博之報價，嘉里建設於最後實際可行日期之市值約為32,000,000,000港元。

APL為於新加坡註冊成立之有限公司，其股份於新交所上市。APL集團之主要業務為物業發展及投資及項目管理。APL集團連同嘉里建設集團及 貴集團共同投資位於上海、天津及唐山之數個混合用途發展項目。此外，APL集團與 貴集團亦投資位於新加坡一個混合用途發展項目。根據彭博之報價，APL於最後實際可行日期之市值約為755,000,000新加坡元。

7. 財務影響

(i) 資產淨值

貴集團根據 貴公司佔合資公司股權比例對合資公司之最高出資額約達人民幣825,000,000元（約948,000,000港元），預期不會對 貴集團資產淨值構成任何影響。

(ii) 資本負債及營運資金

鑒於 貴集團於二零零八年十二月三十一日之現金及銀行餘額約463,000,000美元、未提取銀行融資996,100,000美元及已訂約但未撥備資本承擔達512,200,000美元（包括與項目地塊土地成本有關之資本承擔11,700,000美元）， 貴集團之按比例最高出資額約人民幣825,000,000元（約120,700,000美元），其中人民幣12,000,000元為 貴集團已於二零零八年九月支付之按金。該等最高出資額預期將不會對 貴集團營運資金造成重大不利影響。 貴公司現階段尚未確定內部現金儲備與外借銀行貸款之比例。倘 貴集團對合資公司作出最高出資額所需之全部或大部份將由外借銀行貸款融資，則 貴集團之資本負債比率或會增加。

(iii) 溢利及虧損

合資公司成立後將由 貴公司擁有55%，並將被視為 貴公司一家附屬公司。合資公司之財務業績將併入 貴集團之財務報表。鑒於項目地塊之建築工程預計將於二零一二年下半年完工，因此 貴集團於不久將來不會自合資公司錄得重大正面貢獻，且 貴集團將須攤分若干營運前開支。

討論及分析

酒店業務繼續擔當　貴集團之收入主力，於截至二零零八年十二月三十一日止年度，為　貴集團總銷售額貢獻約95%。在亞洲（尤其是中國國內）豪華酒店市場繼續為　貴集團致力發展之主要焦點。目前　貴集團全球64家營運中之酒店（包括　貴集團管理之酒店）有28家位於中國。於二零零八年，由　貴公司附屬公司擁有位於中國之酒店佔　貴集團總銷售額約41%。項目地塊為　貴集團於南京唯一之項目，乃為南京之交通樞紐、工業及旅遊中心。　貴集團於項目地塊之進一步投資符合　貴集團已公佈之政策。項目地塊預計將成為指定作酒店、商業及辦公室之混合用途發展項目。於過往年度，　貴集團透過合資夥伴形式積極參與該等位於中國之高檔綜合發展項目。

儘管信貸緊縮陰霾未散，全球經濟衰退預計將打擊全球旅遊業，　貴集團仍對中國酒店業務之長期前景持樂觀態度。南京經濟發展迅速，旅客人數不斷增多，辦公室及商業物業價格持續攀升，為項目地塊之預計財務回報帶來正面影響，亦證明　貴集團對項目地塊作出進一步投資屬明智之舉。

貴集團就獲得APL權益而應付之代價乃基於成本（即APL集團所支付之按金人民幣4,500,000元）計算。總合資協議之條款，包括溢利分享機制及融資要求（反映各合資夥伴於合資公司之股權）均保持不變。鑒於　貴集團於交易完成後將成為擁有合資公司55%權益之股東，其可取得合資公司五分之三之董事會席位。

於二零零八年十二月三十一日，　貴集團對合資公司之總承擔款額約為人民幣825,000,000元，而　貴集團之權益總額為4,251,000,000美元，其中包括現金及銀行結餘約463,000,000美元。吾等認為全部承擔將不會對　貴集團財務狀況構成重大壓力。

推薦建議

經考慮上述主要因素及理由，吾等認為更替契據符合一般商業條款，乃於 貴公司一般及日常業務過程中訂立。吾等進一步認為，更替契據之條款及交易就獨立股東而言屬公平合理，且符合 貴公司及股東整體之利益。因此，吾等建議獨立董事委員會推薦獨立股東就將於股東特別大會上提呈以批准更替契據及交易之更替決議案投贊成票，吾等亦推薦獨立股東就此投贊成票。

此致

獨立董事委員會及
獨立股東 台照

代表
新百利有限公司
董事
陳家怡
謹啟

二零零九年四月十四日

擬於股東特別大會上重選連任之退任董事之履歷簡介及其他詳情載列如下：

Madhu Rama Chandra RAO先生，現年57歲，於二零零八年十二月獲委任為執行董事。彼於一九八八年五月加入香格里拉國際飯店管理有限公司擔任集團財務總監。彼於一九九七年獲委任為本公司首席財務主管，彼為本集團內多家公司（包括於泰國交易所上市之公司Shangri-La Hotel Public Company Limited）之董事。彼之前曾於印度孟買一家卓越的特許會計師事務所工作達十七年，其中十二年擔任合夥人。RAO先生畢業於University of Mumbai，亦是Institute of Chartered Accountants of India資深會員。

RAO先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

於最後實際可行日期，RAO先生於30,000股股份及根據本公司購股權計劃授出之購股權所涉之350,000股相關股份中擁有個人權益（定義見證券條例第XV部）。

本集團與RAO先生並無簽訂服務合約。董事會之薪酬委員會經參考本集團之表現及盈利能力、業內之薪酬基準及當時市況，審閱執行董事之薪酬。RAO先生每年自本集團收取酬金（包括基本薪金及退休金供款）約4,092,000港元。本集團為彼租賃一所公寓，每年成本約為1,248,000港元。此外，彼亦可以收取本公司應酌情支付之酌情花紅。

除上述者外，並無任何其他有關RAO先生之事宜須知會股東，亦無任何根據上市規則第13.51(2)條任何規定須予披露之其他資料。

1. 責任聲明

董事就本通函所載資料共同及個別承擔全部責任。本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何其他事實，足以令本通函所載任何陳述產生誤導。

2. 董事之權益披露

於最後實際可行日期，本公司之董事及主要行政人員於本公司或其任何相聯法團之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文下彼等被當作或被視為擁有之權益及淡倉）；(b)根據證券及期貨條例第352條本公司須列入該條所述登記冊之權益及淡倉；或(c)根據標準守則須知會本公司及聯交所之權益及淡倉如下：

於股份之好倉

董事姓名	所持股份數目					於最後實際可行日期已發行股本總額之百分比
	個人權益（附註1）	家屬權益	公司權益	其他權益	總計	
郭孔演先生	438,240	79,693（附註2）	1,808,240（附註3）	–	2,326,173	0.08%
郭孔錀先生	1,032,222	–	–	–	1,032,222	0.04%
雷孟成先生	833,333	–	–	–	833,333	0.03%
Giovanni ANGELINI先生	316,666	–	–	–	316,666	0.01%
Madhu Rama Chandra RAO先生	30,000	–	–	–	30,000	0.00%
郭雯光女士	168,197	213,345（附註2）	120,747（附註4）	–	502,289	0.02%
何建源先生	628,750	–	117,832,393（附註5）	–	118,461,143	4.11%
何建福先生（何建源先生之替任董事）	–	–	117,832,393（附註5）	–	117,832,393	4.08%

附註：

1. 此等股份由有關董事以實益擁有人身份持有。

2. 此等股份由有關董事之配偶持有。

3. 此等股份透過一家由郭孔演先生及其配偶控制之公司持有。

4. 此等股份透過一家由郭雯光女士控制50%權益之公司持有。

5. 77,164,807股股份透過由何建源先生及何建福先生各自控制50%權益之公司持有。

   4,628,719股股份透過一家由何建源先生及何建福先生各自控制25%權益之公司持有。

   4,323,268股股份透過一家由何建源先生及何建福先生分別控制13.33%及7.08%權益之公司持有。

   31,715,599股股份透過由何建源先生及何建福先生分別控制6.70%及6.81%權益之公司持有。

於相關股份之好倉

於最後實際可行日期，董事透過根據本公司於二零零二年五月二十四日所採納之購股權計劃授出之購股權於下列相關股份中擁有個人權益：

董事姓名	授出日期	相關股份數目	每股相關股份行使價 港元	行使期
郭孔鑰先生	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
雷孟成先生	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Giovanni ANGELINI 先生	二零零六年六月十六日	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Madhu Rama Chandra RAO先生	二零零五年四月二十八日	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	50,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	50,000	14.60	二零零八年六月十六日至二零一六年六月十五日
郭雯光女士	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Roberto V. ONGPIN先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Alexander Reid HAMILTON先生	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Timothy David DATTELS先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日

於相聯法團股份之好倉

相聯法團名稱	董事姓名	已發行普通股數目	於最後實際可行日期所佔有關公司已發行股本總額之百分比	持有權益之身份
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	10,000	0.00%	公司權益（附註）
Shangri-La Hotel Public Company Limited	雷孟成先生	10,000	0.01%	個人權益

附註：此等股份透過一家由郭雯光女士控制50%權益之公司持有。

除本通函所披露者外，於最後實際可行日期，概無本公司董事及主要行政人員於本公司或其任何相聯法團之股份、相關股份或債券中擁有(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所之任何其他權益或淡倉（包括根據證券及期貨條例有關條文下彼等被當作或被視為擁有之權益及淡倉）；或(b)根據證券及期貨條例第352條本公司須列入該條所述登記冊之任何其他權益或淡倉；或(c)根據標準守則須知會本公司及聯交所之任何其他權益或淡倉。

3. 董事於合約之權益

(a) 於最後實際可行日期，概無董事於仍屬有效且與本集團整體業務有重大關係之任何合約或安排中擁有重大權益。

(b) 除郭孔錀先生透過一聯繫人向本公司出租一幢位於香港之住宅物業（租期由二零零七年八月一日起為期兩年（並無續約之選擇權），月租為150,000港元（包括差餉及管理費））（「租賃」）外，概無董事或新百利自二零零七年十二月三十一日（即本集團最近期刊發之經審核財務報表編製之結算日期）以來於本集團任何成員公司所購買或出售或租賃或建議購買或出售或租賃之任何資產中直接或間接擁有任何權益。

4. 服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立服務合約，該服務合約不得於一年內屆滿或本集團成員公司於一年內終止而不作賠償（法定賠償除外）。

5. 競爭性權益

根據上市規則第14A.59(11)條及第8.10條，於最後實際可行日期，以下董事被視為於與本集團業務構成競爭或可能構成競爭（不論直接或間接）之業務中擁有權益，惟董事已獲委任／曾經獲委任為董事以代表本公司及／或本集團利益之業務則除外：

(i) 郭雯光女士為APL之非執行董事。

APL集團在新加坡擁有多元化物業組合，包括服務式公寓。本公司之全資附屬公司Shangri-La Hotel Limited（「SHL」）在新加坡亦擁有一項服務式公寓及公寓發展項目。雖然SHL與APL集團或會在服務式公寓業務方面互相競爭，但董事相信該競爭不會對SHL之業務前景帶來任何重大威脅，原因為：

- SHL主要從事酒店業務；
- 服務式公寓業務為SHL酒店業務之配套部分；
- 本集團之酒店業務乃憑藉香格里拉國際飯店管理有限公司（「香格里拉國際」）在全球酒店業界所建立之強勁和著名品牌及高質素服務之優勢獲有效推廣；
- SHL之服務式公寓業務乃憑藉香格里拉國際之著名及高質素服務之優勢獲有效推廣；及
- 郭雯光女士僅為APL之非執行董事。

(ii) 何建源先生及何建福先生均為持有新加坡濠景大酒店之公司之主要股東及董事。何建源先生及何建福先生均為持有武漢晴川假日酒店之公司（「假日酒店控股公司」）之主要股東。何建源先生為假日酒店控股公司之董事。

雖然該等業務可能與本集團在新加坡及武漢之酒店業務互相競爭，惟董事相信該競爭不會對本集團之酒店業務前景帶來重大威脅，原因為：

- 本集團所經營之酒店與由董事所經營而帶有競爭利益之酒店的目標對象乃市場上不同分部或組別之顧客，且客戶分類之差異乃基於酒店之地理位置，酒店服務範圍及所提供之配套設施，酒店於當地市場之定位，酒店之房租水平、面積及規模以及貴賓服務計劃等多種因素而定；及／或

– 本集團之酒店業務乃藉著香格里拉國際在全球酒店業界所建立之強勁和著名品牌及高質素服務之優勢獲有效推廣。

上述之競爭性業務乃由具有獨立管理及行政之公司經營及管理。此外，董事會乃獨立於上述進行競爭性業務之公司之董事會。因此，本集團有能力獨立地按正常交易基準經營上述競爭性業務。

6. 專業人士及同意書

以下為在本通函內已提述或載有其意見或建議之專業人士之資格：

名稱	資格
新百利	一家根據證券及期貨條例可從事第1類（證券交易）、第4類（證券顧問）、第6類（企業融資顧問）及第9類（資產管理）受規管活動之持牌法團

新百利已就本通函之印行發出同意書，同意分別按現有格式及內容載入其就收錄於本通函而編製之意見並引述其名稱及意見，而迄今並無撤回同意書。

新百利已確認，於最後實際可行日期，其並無於本集團任何成員公司擁有任何實益股權或認購或提名他人認購本集團任何成員公司之證券之權利（不論能否在法律上強制執行），而於本集團任何成員公司自二零零七年十二月三十一日（即本集團最近期刊發之經審核財務報表編製之結算日期）以來所收購或出售或租賃或建議收購或出售或租賃之任何資產中直接或間接擁有任何權益。

7. 無重大逆轉

自二零零七年十二月三十一日（即本集團最近期刊發之經審核財務報表編製之結算日期）以來，除本公司二零零八年中期報告及於二零零九年三月十七日刊發之二零零八年末期業績公佈所披露之最新狀況外，本集團之財政或經營狀況並無重大逆轉。

8. 其他事項

本通函以英文及中文編撰。如有任何歧義，概以英文本為準。

9. 備查文件

更替契據、總合資協議及本附錄「董事於合約之權益」一節所指之租賃於截至二零零九年五月八日（星期五）（包括該日）止任何週日（公眾假期除外）之一般辦公時間內於本公司辦事處（地址為香港中區添美道一號中信大廈二十一樓）可供查閱。

SHANGRI-LA ASIA LIMITED
（於百慕達註冊成立之有限公司）
香格里拉（亞洲）有限公司*
網址：www.ir.shangri-la.com
（股份代號：00069）

茲通告香格里拉（亞洲）有限公司（「本公司」）謹訂於二零零九年五月八日（星期五）上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東特別大會，藉以考慮下列議程：

1. 重選退任董事。

2. 考慮並酌情通過（不論有否修訂）下列決議案為**普通決議案**：

「**動議**

(A) 確認、追認及批准更替契據（註有「A」字樣之副本已呈交大會並由大會主席簽署以資識別）及交易；及

(B) 授權本公司董事會採取一切其認為必要或適當之行動，以執行及實行更替契據及交易。

就本決議案而言，「更替契據」及「交易」一詞之釋義與日期為二零零九年四月十四日致本公司股東之通函所界定者相同。」

承董事會命
香格里拉（亞洲）有限公司
公司秘書
張錦綸

香港，二零零九年四月十四日

總辦事處及香港主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

* 僅供識別

附註：

1. 凡有權出席上述大會（或其任何續會）及投票之股東，均可委任不超過兩位代表代其出席及投票。受委代表毋須為本公司之股東。由一家結算所（或其代理人）委任之代表數目則不受上述限制。

2. 如屬任何股份之聯名登記持有人，則任何一位該等人士可親自或委派代表在上述大會（或其任何續會）上投票，猶如彼等為唯一有權投票之人士，惟倘超過一位聯名持有人親自或委派代表出席大會，則出席者中只有在本公司股東名冊上排名首位者方有權就該等股份投票。排名首位而已身故之股東之遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

3. 代表委任表格及經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件之副本，須於上述大會（或其任何續會）指定舉行時間不少於四十八小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司（地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓），方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會及在會上投票。倘若股東在交回代表委任表格後出席大會，則其代表委任表格將被視作撤銷。

4. 務請股東細閱日期為二零零九年四月十四日致本公司股東之通函，當中載有關於將在股東特別大會上提呈之決議案資料。

5. 上述普通決議案將以股數方式投票表決。